

January 17, 2013

Via E-Mail
Edmar Lopes
Chief Financial Officer
GOL Intelligent Airlines, Inc.
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

> **Re:** **GOL Intelligent Airlines, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 11, 2012**
> **Form 6-K Dated November 14, 2012**
> **Form 6-K Dated November 23, 2012**
> **File No. 001-32221**

Dear Mr. Lopes:

We have reviewed your response letter dated January 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comment one, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

1. We note from your response to our prior comment two that you intend to file an amended Form 20-F to include an independent audit report which covers each of the three years ended December 31, 2011 for the consolidated statements of operations, comprehensive income, shareholders' equity and cash flows. Please file this amended Form 20-F as soon as possible.

Statements of Cash Flows, page F-15

2. We note from your response to our prior comment four that the (R$30,460) adjustment to other provisions presented on the statement of cash flows relates mainly to tax credits recognized relating to PIS and COFINS in the amount of R$52.3 million, partially offset by a provision of R$25.0 million relating to certain investments. Please explain to us, and revise your notes to the financial statements to disclose the nature of the investments for which a provision was recorded in 2011 and the reason why you believe the amount of the provision recorded was appropriate. Also, in light of the fact that it appears that in the nine months ended September 30, 2012, you recorded an additional R$25.6 million provision relating to certain investments (as indicated in your response to our prior comment 15) please explain to us why you believe the amount recorded for these investments at December 31, 2011 was appropriate. As part of your response, please indicate the nature of any changes in terms or circumstances related to these investments that resulted in an additional provision recorded subsequent to December 31, 2011.

Notes to the Financial Statements

Note 21. Provisions, page F-54

3. We note from your response to our prior comment 16 that the R$26.2 million provision was recorded in December 2011 as an operating cost. Please tell us where this amount is included in the adjustments to reconcile net income to net cash provided by operating activities in the statement of cash flows.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief